News Release

06014804

RECEIVED
2006 JUN 30 P 2:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ZURICH

SUPPL

Integration of Genevoise into Zurich to be completed

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Security number: 001107539

Media & Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, June 27, 2006 – The Zurich Financial Services Group (Zurich) is now able to implement its already announced new model for its Life Insurance business in Switzerland. The objective is to offer its customers services in all segments of insurance from a cost-effective, efficient and capable organization and under a single brand. To this end, the business of Genevoise, Life Insurance Company Ltd. (Genevoise) is being transferred in that of Zurich Life Insurance Company (Zurich Life) and Zurich Insurance Company with retroactive effect as of January 1, 2006. Following the approval of the Federal Office of Private Insurance, the new launch on the market, which is planned for the second half of the year, can now be carried out.

As already outlined back in March when this new model for Zurich's Life Insurance business in Switzerland was initially presented, it envisages the consolidation of the IT platforms and the administrative segments in particular. For customers in French-speaking Switzerland, the plan in the medium-term is to create a new service center in Geneva. The integration of the business of the two companies in question will aim to create a concentration of forces in the market as well as an expansion in the pension business. Strong market orientation and continued cost discipline are laying the foundation for profitable growth.

The customers of Genevoise will be informed of this integration over the course of the coming days. The implications of this measure for customers will be minimal. Apart from the new risk bearer, their insurance policies will

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remain unchanged. Furthermore, in future, they will retain the same contact partner as they had at Genevoise.

Zurich Switzerland supports the commercial and personal lines business of the Zurich Financial Services Group in Switzerland and the Principality of Liechtenstein. It is one of the largest insurance providers in Switzerland and is known in the market by the names Zurich, Zürich, Züritel and Genevoise.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.

For further information
Olivier Michel
telephone +41 (0) 44 628 73 40
e-mail: olivier.michel@zurich.com
This release is also available on our website www.zurich.com